Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Q3 2021 Earnings Call November 2021

Disclaimer Forward-Looking Statements This presentation (this “Presentation”) contains forward-looking statements regarding Grab Holdings Inc.’s (the “Company”) future business expectations which involve risks and uncertainties. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company as of the date of this Presentation, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements contained in this Presentation are subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Amendment No. 2 to the registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Grab Holdings Limited (“GHL”) on October 18, 2021 and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition.    All information provided in this Presentation is as of the date of this Presentation and any forward-looking statements contained herein are based on assumptions that the Company believes to be reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this Presentation, which are based on information available to the Company on the date hereof. The Company undertakes no duty to update this information unless required by law. Use of Historical Financial Information and Non-IFRS Financial Measures The Company’s unaudited selected financial data for the three months ended September 30, 2021 and 2020 included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. The Company’s reporting currency is the U.S. dollar. This Presentation also includes references to non-IFRS financial measures and operating metrics. Such non-IFRS measures and operating metrics should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures and operating metrics may be different from non-IFRS financial measures and operating metrics used by other companies. The Company uses these non-IFRS financial measures and operating metrics for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and the Company’s management believes that these non-IFRS financial measures and operating metrics provide meaningful supplemental information regarding the Company’s performance by excluding certain items that may not be indicative of its recurring core business operating results. There are a number of limitations related to the use of non-IFRS financial measures and operating metrics. With respect to the non-IFRS financial measures, we provide specific information regarding the IFRS amounts excluded from these non-IFRS financial measures and evaluating these non-IFRS financial measures together with their relevant financial measures in accordance with IFRS. This Presentation also includes “Pre-InterCo” data that does not reflect elimination of intragroup transactions, which means such data includes earnings and other amounts from transactions between entities within the Company group that are eliminated upon consolidation. Such data differs materially from the corresponding figures post-elimination of intra-group transactions. 2

Disclaimer Operating Metrics Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of a consumer’s spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time. Monthly Transacting User (MTU) is defined as the monthly transacting users, which is an operating metric defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTU is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. Gross Billings is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, over the period of measurement. Gross Billings is a metric by which Grab evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. This metric enables Grab and investors to understand, evaluate and compare the total dollar value of commissions and fees charged by Grab over a period of time. Grab presents Gross Billings as a metric to understand and compare, and to enable investors to understand and compare, its aggregate operating results, which captures significant trends in its business over time. Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners. The incentives granted to driver- and merchant-partners include base incentives and excess incentives, with base incentives being the amount of incentives paid to driver- and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners, and excess incentives being the amount of payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time. Industry and Market Data This Presentation also contains information, estimates and other statistical data derived from third party sources (including Euromonitor), including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, Euromonitor cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. The Company has not independently verified such third party information, and makes no representation as to the accuracy of, such third party information. 3

1 Business Update 2 Q3 2021 Results 3 Strategy Update 4 Non-IFRS Reconciliation 4

Our Key Business Priorities Winning hearts & minds Invest for growth Reduce cost to serve Further strengthen our category Continue to drive growth across Rapidly expand our ecosystem with position across our key markets our core categories our Superapp flywheel 5

Business Update 6

Strong, resilient top-line growth in Q3 2021 Gross Merchandise Value (1) Deliveries Gross +63 Merchandise Value (1) +32% YoY YoY % (Q3 2021 vs. Q3 2020) (Q3 2021 vs. Q3 2020) Note: 1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. 7

Resilience amidst greater volatility Strong in Deliveries execution lockdowns Easing of Mobility continues recovery in Q4 Achieving strong GMV growth for Gradual reopening of economies Vietnam, Malaysia, Indonesia bouncing Deliveries in Q3 2021 providing tailwinds to our business back strongly 8

Business Update Vietnam Mobility GMV erased by lockdowns Vietnam Mobility GMV(1) index Sharp recovery entering Q4 as restrictions ease (Indexed to 100% Week Beginning 28 Jun 2021) 100 105 0 28 Jun 2021 12 Jul 2021 26 Jul 2021 9 Aug 2021 23 Aug 2021 6 Sep 2021 20 Sep 2021 4 Oct 2021 18 Oct 2021 Note: 1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement 9

Business Update Monthly Transacting Users impacted by Vietnam Monthly Transacting Users(1) (in millions MTUs) 24.8 23.9 Notwithstanding Vietnam, MTUs would have grown 22.1 Reaffirms conviction in our Superapp strategy Q3 2020 Q3 2021 Q3 2021 (Reported Group MTU) (Reported Group MTU) (Normalized Group MTU)(2) Note: 1. MTU is defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. Monthly transacting users (MTUs) over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. 2. Normalized MTUs is based on Group MTUs in which Vietnam MTUs are held constant since Q3 2020. 10

Business Update Mobility recovery as lockdowns ease Mobility GMV (1) Growth (4 weeks beginning 4 Oct 2021 vs. 4 weeks beginning 5 Jul 2021) Group Malaysia Indonesia +26% +106% +109% Note: 1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement 11

Business Update Continued reopening with higher vaccinations Malaysia (MY) Thailand (TH) Resumption of interstate travel Reopened to vaccinated tourists 78% 60% Singapore (SG) Vietnam (VN) Implemented Vaccination Travel Lanes Gradual easing of restrictions 81% 58% Indonesia (ID) Philippines (PH) Gradual easing of restrictions Gradual easing of restrictions 43% 25% Aug-21 Vaccination Rate Incremental Vaccination Rate as of Oct-21 Source: Vaccination rate includes both partially and fully vaccinated population, WID & WHO database as of October 31, 2021 12

Business Update Strengthening our leadership team Anthony Tan Hooi Ling Tan Ming Maa Peter Oey Chin Yin Ong Alex Hungate CEO & Co-Founder Co-Founder President Chief Financial Officer Chief People Officer Chief Operating Officer Commencing 4 Jan 2022 13

Q3 2021 Results 14

Q3 2021 Results Consolidated group Gross Merchandise Value (1) GMV per Monthly Transacting User (2) Gross Billings(3) (US$M) (US$/MTU) (US$M) 4,038 183 +32% YoY +43% YoY 616 +41% YoY 3,061 128 436 Q3 2020 Q3 2021 Q3 2020 Q3 2021 Q3 2020 Q3 2021 Note: 1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. 2. MTUs means monthly transacting users, which is defined as the monthly number of unique users who transact via Grab’s products, where transact means to have successfully paid for any of Grab’s products. MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. 3. Gross Billings is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, over the period of measurement. 15

Q3 2021 Results Consolidated group (Cont.) Total Segment Adjusted EBITDA (1,3) Adjusted EBITDA (2,3) (US$M) (US$M) %of GMV 0.3% (0.8%) %of GMV (4.2%) (5.3%) 10 (128) (212) (33) -US$85M -US$43M Q3 2020 Q3 2021 Q3 2020 Q3 2021 Note: 1. Total Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs. 2. Adjusted EBITDA is defined as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization, (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs and (xi) legal, tax and regulatory settlement provisions. 3. These are non-IFRS financial measures. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.” 16

Q3 2021 Results Corporate cost margins improved As of Q3 2021 (US$M) Q3 2021: -4% of GMV YoY increase in Q3 2021 driven Q3 2020: -5% of GMV by non-cash expenses (33) (86) (179) (212) Depreciation/ Amortization (472) Interest Expense (217) Others (988) Total Segment Less: Regional Adjusted Less: Other Income Loss for Adjusted EBITDA(1,3) corporate costs EBITDA(2,3) / (Expenses) the period Note: 1. Total Segment Adjusted EBITDA is defined as the Adjusted EBITDA excluding regional corporate costs. 2. Adjusted EBITDA is defined as net loss adjusted to exclude: (i) net interest income (expenses), (ii) other income (expenses), (iii) income tax expenses, (iv) depreciation and amortization, (v) stock-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) unrealized foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs and (xi) legal, tax and regulatory settlement provisions. 3. These are non-IFRS financial measures. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.” 17

Q3 2021 Results Consolidated group (IFRS Financials)(1) Revenue Net Loss Cash Liquidity(2) (US$M) (US$M) (US$M) 5,187 %of GMV 5.6% 3.9% %of GMV (20.3%) (24.5%) +US$1,482M 172 157 -9% 3,705 (621) (988) -US$366M Q3 2020 Q3 2021 Q3 2020 Q3 2021 Q4 2020 Q3 2021 Note: 1. These are unaudited IFRS financials. 2. Cash Liquidity includes cash on hand, time deposits, marketable securities and restricted cash. 18

Q3 2021 Results Deliveries Gross Merchandise Value (1) Gross Billings(2) Segment Adjusted EBITDA (3) (US$M) (US$M) (US$M) 2,318 422 %of GMV (1.6%) (0.9%) +63% YoY +74% YoY 1,420 242 (23) (22) +US$1M Q3 2020 Q3 2021 Q3 2020 Q3 2021 Q3 2020 Q3 2021 Note: 1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. 2. Gross Billings is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, over the period of measurement. 3 Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.” 19

Deliveries GrabMart’s strong growth continues GrabMart GMV increase GMV growth trajectory continues GrabSupermarket 380% YoY | 78% QoQ Now in 4 countries GrabMart GMV Q1 2020 Q3 2020 Q1 2021 Q3 2021 20

Q3 2021 Results Mobility Gross Merchandise Value (1) Gross Billings(2) Segment Adjusted EBITDA(3) (US$M) (US$M) (US$M) 754 %of GMV 11.4% 12.0% 529 162 86 -30% YoY 126 64 -22% YoY -26% YoY Q3 2020 Q3 2021 Q3 2020 Q3 2021 Q3 2020 Q3 2021 Note: 1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. 2. Gross Billings is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, over the period of measurement. 3 Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.” 21

Q3 2021 Results

Financial services

Total Payments Volume (Pre-InterCo)[1]



(US$M)
3,140
+44% YoY
2,186
1,990
1,272
914
1,150
On-Grab
Off-Grab
Q3 2020
Q3 2021

Gross Billings[2]



(US$M)
28
+17% YoY
24
Q3 2020
Q3 2021

Segment Adjusted EBITDA[3]



(US$M)
%of TPV
(2.7%)
(2.4%)
(58)
(76)
-US$17M
Q3 2020
Q3 2021

Note: 1. Total Payments Volume (TPV) is defined as the value of payments, net of payment reversals, successfully completed through the Grab platform for the financial services segment. Pre-InterCo means this segment data includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation. 2. Gross Billings is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, over the period of measurement. 3. Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled "Non-IFRS Reconciliation."

22

Q3 2021 Results Enterprise and New Initiatives Gross Merchandise Value(1) Gross Billings(2) Segment Adjusted EBITDA(3) (US$M) (US$M) (US$M) 41 39 +351% YoY +414% YoY %of GMV 60.3% 2.1% 9 8 5 1 -84% YoY Q3 2020 Q3 2021 Q3 2020 Q3 2021 Q3 2020 Q3 2021 Note: 1. GMV means gross merchandise value, an operating metric representing the sum of the total dollar value of transactions from Grab’s services, including any applicable taxes, tips, tolls and fees, over the period of measurement. 2. Gross Billings is an operating metric, representing the total dollar value paid to Grab in the form of commissions and fees from each transaction, without any adjustments for incentives paid to driver- and merchant-partners or promotions to end-users, over the period of measurement. 3 Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs. For a reconciliation to the most directly comparable IFRS measure see the section titled “Non-IFRS Reconciliation.” 23

Q3 2021 Results Revenue by segment (IFRS Financials) 172 157 11 -9% YoY 12 7 14 118 88 Enterprise 49 Financial Services 31 Mobility Deliveries Q3 2020 Q3 2021 24

Public Listing Process Update 25

Strategy Updates 26

Deliveries

Strong growth outlook across Deliveries

Value and convenience via online **Food Delivery**	GrabFood		**12%** Penetration rate in 2020[1]
Close gaps via **Kitchens & Private Labels**	Kitchens	Private Labels	**68** Kitchens Across SE Asia
Address offline via **Dine-in & Takeaway**	Takeaway	Dine-in	**US$171B** TAM by 2025[2]
Daily necessities through **Groceries**	GrabMart	GrabSupermarket	**1%** Penetration rate in 2020[3]

Source: Euromonitor, unless otherwise stated. 1. Based on the percentage of total prepared meals ordered online (including online ordering for dine-in and takeaway). 2. Based on the total personal consumption expenditure on prepared meals in Southeast Asia. 3. Based on the percentage of groceries ordered online

27

Financial Services Grab increasing its ownership of OVO OVO is a leading e-wallet in Indonesia(1) Open ecosystem platform, with a wide range of acceptance points Strong potential to be the most widely accepted online payments platform Note: 1. According to surveys conducted by NielsenIQ and Kadence International 28

Mastercard x Grab Advancing digital upskilling Provide millions with access to bespoke training tools from Mastercard x Grab In 2020, >1.7m driver-partners completed training programs facilitated by Grab 29

Tech for Good Institute Driving thought leadership in Southeast Asia Launched Tech for Good Institute to drive positive impact of tech on society Thought leadership platform for the public and private sector 30

Our Key Business Priorities Winning hearts & minds Invest for growth Reduce cost to serve Further strengthen our category Continue to drive growth across Rapidly expand our ecosystem with position across our key markets our core categories our Superapp flywheel 31

Non-IFRS Reconciliation 32

Adjusted EBITDA to IFRS Net Loss Reconciliation Q3 2021 Q3 2020 $ in billions Loss for the period (1.0) (0.6) Reconciling items: Interest expense from RCPS 0.4 0.4 Depreciation and amortization expense 0.1 0.1 Others 0.3 0.0 Adjusted EBITDA (0.2) (0.1) Note: 1. Q3 2021 and Q3 2020 are based on unaudited numbers 33

Appendix 34

Incentives $ In millions As of Q3 2020 As of Q3 2021 Base (1) Excess (2) Consumer (3) Base (1) Excess (2) Consumer (3) Incentives Incentives Incentives Incentives Incentives Incentives Deliveries 16.9 90.0 104.6 25.7 138.7 209.2 Mobility 19.3 6.1 18.9 11.1 11.8 15.2 Financial Services 0.0 0.1 12.0 0.1 0.1 14.6 Enterprise & New Initiatives 0.0 -0.2 -3.6 0.0 0.0 32.1 Total 36.3 96.0 131.8 36.8 150.6 271.1 Note: 1. Base incentives refer to the amount of incentives paid to driver and merchant-partners up to the amount of commissions and fees earned by Grab from those driver- and merchant-partners. 2. Excess incentives refer to payments made to driver- and merchant-partners that exceed the amount of commissions and fees earned by Grab from those driver- and merchant-partners. 3. Consumer incentives refer to discounts and promotions offered to consumers. 35

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.